Exhibit 99.1

CureVac N.V.

Unaudited Interim Condensed Consolidated Financial

Statements

As of March 31, 2024 and December 31, 2023

and for the three months ended

March 31, 2024 and 2023

CureVac N.V.

Interim Condensed Consolidated Statements of Operations and

Other Comprehensive Income (Loss)

		Three months ended March 31,
	Note	2023	2024

(in thousands of EUR, except per share amounts)		(unaudited)
Revenue	3.1	7,129	12,373
Cost of sales	3.2	(20,634)	(41,690)
Selling and distribution expenses	3.3	(824)	(955)
Research and development expenses	3.4	(24,251)	(27,825)
General and administrative expenses	3.5	(23,287)	(19,119)
Other operating income	3.6	2,006	4,132
Other operating expenses		(494)	(234)
Operating loss		(60,355)	(73,317)
Finance income		3,888	3,771
Finance expenses		(951)	(340)
Loss before income tax		(57,418)	(69,887)
Income tax benefit/ (expense)	13	(1)	(666)
Net loss for the period		(57,419)	(70,553)
Other comprehensive income (loss):
Foreign currency adjustments		19	(56)
Total comprehensive loss for the period		(57,400)	(70,609)
Net loss per share (basic and diluted)	15	(0.27)	(0.31)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Interim Condensed Consolidated Statements of Financial Position

		December 31,	March 31,
	Note	2023	2024
(in thousands of EUR)			(unaudited)
Assets
Non-current assets
Intangible assets and goodwill	6.1	28,347	31,324
Property, plant and equipment	6.2	236,782	238,430
Right-of-use assets		41,843	40,595
Other assets		1,702	1,679
Deferred tax assets		1,194	521
Total non-current assets		309,868	312,548
Current assets
Assets held for sale	7	2,419	1,896
Inventories	8	24,801	26,207
Trade receivables	3.1	14,326	14,644
Contract assets	3.1	2,758	2,538
Other financial assets	10	2,661	3,803
Prepaid expenses and other assets	9	23,763	22,820
Current tax assets	13	5,201	5,826
Cash and cash equivalents	10	402,452	300,152
Total current assets		478,381	377,885
Total assets		788,249	690,433
Equity and liabilities
Equity	4
Issued capital		26,879	26,917
Capital reserve		2,056,110	2,056,654
Accumulated deficit		(1,565,981)	(1,636,534)
Other comprehensive income		(67)	(123)
Total equity		516,941	446,913
Non-current liabilities
Lease liabilities		36,819	35,553
Contract liabilities	3.1	48,100	40,035
Total non-current liabilities		84,919	75,588
Current liabilities
Lease liabilities		5,005	5,088
Trade and other payables	11	48,033	18,457
Provisions	12	37,400	54,462
Other liabilities	12	50,717	42,615
Income taxes payable		654	519
Contract liabilities	3.1	44,580	46,790
Total current liabilities		186,389	167,932
Total liabilities		271,308	243,520
Total equity and liabilities		788,249	690,433

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
for the three months ended March 31, 2024 and 2023

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2023	23,400	1,817,287	(1,481)	(1,305,814)	(139)	533,253
Net loss	—	—	—	(57,419)	—	(57,419)
Other comprehensive income (loss)	—	—	—	—	19	19
Total comprehensive income (loss)	—	—	—	(57,419)	19	(57,400)
Share-based payment expense	—	1,578	—	—	—	1,578
Issuance of share capital (net of transaction costs)	3,453	232,387	—	—	—	235,840
Settlement of share-based payment awards	9	(1,017)	1,137	—	—	129
Balance as of March 31, 2023 (unaudited)	26,862	2,050,235	(344)	(1,363,234)	(120)	713,399

					Currency
	Issued	Capital	Treasury	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	Shares	deficit	reserve	equity
Balance as of January 1, 2024	26,879	2,056,110	—	(1,565,981)	(67)	516,941
Net loss	—	—	—	(70,553)	—	(70,553)
Other comprehensive income (loss)	—	—	—	—	(56)	(56)
Total comprehensive income (loss)	—	—	—	(70,553)	(56)	(70,609)
Share-based payment expense	—	487	—	—	—	487
Settlement of share-based payment awards	38	56	—	—	—	95
Balance as of March 31, 2024 (unaudited)	26,917	2,056,654	—	(1,636,534)	(123)	446,913

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Interim Condensed Consolidated Statements of Cash Flows

	For the three months ended March 31,
	2023	2024

(in thousands of EUR)	(unaudited)
Operating activities
Loss before income tax	(57,418)	(69,887)
Adjustments to reconcile loss before tax to net cash flows
Finance income	(3,888)	(3,771)
Finance expense	950	340
Depreciation and impairment of property, plant and equipment and right-of-use assets	5,853	4,867
Loss on disposal of fixed assets	239	131
Impairment of inventory	1,362	—
Share-based payment expense	1,578	487
Changes of provisions	(588)	17,062

Working capital changes
Decrease / (increase) in assets held for sale	257	523
Decrease / (increase) in trade receivables and contract assets	3,159	(98)
Decrease / (increase) in inventory	(2,050)	(1,406)
Decrease / (increase) in other assets	17,229	904
(Decrease) / increase in trade and other payables, other liabilities and contract liabilities	(67,668)	(46,341)
Decrease / (increase) in deferred taxes	2	6
Income taxes paid	(4)	(918)
Interest received	2,034	2,136
Interest paid	(633)	(589)
Net cash flow (used in) operating activities	(99,586)	(96,554)

Investing activities
Purchase of property, plant and equipment	(13,028)	(5,074)
Purchase of intangible assets	(134)	(14)
Net cash flow (used in) investing activities	(13,162)	(5,088)

Financing activities
Payments on lease obligations	(1,260)	(1,219)
Proceeds from the issuance of Shares (net of transaction costs)	235,840	—
Payment on / proceeds from treasury shares/exercise of options	129	95
Net cash flow provided by financing activities	234,709	(1,124)
Net increase (decrease) in cash and cash equivalents	121,961	(102,766)
Currency translation gains (losses) on cash and cash equivalents	(239)	466
Cash and cash equivalents, beginning of period	495,797	402,452
Cash and cash equivalents, end of period	617,519	300,152

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1. Corporate Information

CureVac N.V. (CureVac or CV or the Company) is the parent company of CureVac Group (Group) and, along with its subsidiaries, is a global biopharmaceutical company developing a new class of transformative medicines based on the messenger ribonucleic acid (mRNA) that has the potential to improve the lives of people.

The Company is incorporated in the Netherlands and is registered in the commercial register at the Netherlands Chamber of Commerce under 77798031. The Company’s registered headquarters is Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany. During fiscal 2023 until now, Dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, is the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac between appr. 37 – 43 % during that period. dievini is thus considered to be the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

2. Basis of preparation

The interim condensed consolidated financial statements for the three months ended March 31, 2024, have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2023. The interim condensed consolidated financial statements were authorized by the Management Board for presentation to the Supervisory Board on May 21, 2024. The Group’s interim condensed consolidated financial statements are presented in Euros (“EUR”). Unless otherwise stated, amounts are rounded to thousands of Euros, except per share amounts. Due to rounding, differences may arise when individual amounts or percentages are added together.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2023. The new and amended standards and interpretations applied for the first time as of January 1, 2024, as disclosed in the notes to the consolidated financial statements as of December 31, 2023, had no impact on the interim condensed consolidated financial statements of the Group as of and for the three months ended March 31, 2024. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3. Notes to the Consolidated Statements of Operations

3.1 Revenue from contracts with customers

The Group recognized the following revenues:

	Three months ended March 31,
	2023	2024
	EUR k	EUR k
Belgium
GSK	6,473	8,895
Switzerland
CRISPR	209	3,478
Netherlands
Genmab	447	—
Total	7,129	12,373

During the three months ended March 31, 2024, the Company recognized revenues over-time (i) EUR 7,692k (March 31, 2023: EUR 4,148k) related to delivery of research and development services combined with an IP license (recognized from the upfront payments and achievement of certain milestones as further illustrated in the table below) and (ii) EUR 2,741k (March 31, 2023: EUR 2,849k) from those research and development services considered distinct within the agreements and recognized revenues at point-in-time (iii) EUR 1,940k (March 31, 2023: EUR 132k) related to delivery of products.

Of the total revenues recognized, in the three months ended March 31, 2024, EUR 8,895k in revenue was recognized under the collaboration agreements with GSK, entered into in July 2020, for the research, development, manufacturing and commercialization of mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens (“GSK I”) and in April 2021 for research, development and manufacturing of next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches, such as the CureVac’s second-generation COVID-19 vaccine candidate, CV2CoV (“GSK II”). The upfront payment, attributable to research and development services combined with an IP license, and each development milestones reached, are recognized straight-line from the effective date of the collaboration agreement through to the agreed estimated submission date for authority approval, which represents the period of time during which CureVac is responsible for development as, subsequent to this period, GSK will be responsible for further development and commercialization. In the three months ended March 31, 2023, revenue consisted of EUR 6,473k primarily recognized from the upfront payments under both collaboration agreements with GSK.

The Group has received upfront and milestone payments which were initially deferred and are subsequently recognized as revenue as the Group renders services over the performance period. Below is a summary of such payments and the related revenues recognized:

		Upfront and	Upfront and	Revenue recognized from
		milestone payments included	milestone payments included	upfront and milestone payments
	Upfront and milestone	in contract	in contract	for three months ended
	payments	liabilities at	liabilities at	March 31,
Customer	March 31, 2024	December 31, 2023	March 31, 2024	2023	2024

		(EUR k)	(EUR k)	(EUR k)
GSK	EUR 220,000k	88,715	82,560	3,624	6,154
CRISPR	USD 6,500k (EUR 5,783k)*	1,582	1,881	77	1,538
Genmab	USD 10,000k (EUR 8,937k)*	2,383	2,383	447	—
Total		92,680	86,825	4,148	7,692
*	Translated at the currency exchange rate prevailing on the transaction date.

Contract balances:

	December 31,	March 31,
	2023	2024
	EUR k	EUR k
Trade receivables	14,326	14,644
Contract assets	2,758	2,538
Contract liabilities	92,680	86,825

3.2 Cost of sales

The cost of sales consists of the following:

	Three months ended March 31,
	2023	2024
	EUR k	EUR k
Personnel	(8,188)	(12,395)
Materials	(4,534)	(5,369)
Third-party services	(5,453)	(21,366)
Maintenance and lease	(580)	(1,198)
Amortization and depreciation	(1,170)	(1,028)
Other	(710)	(333)
Total	(20,634)	(41,690)

For the three months ended March 31, 2024, cost of sales increased in comparison to corresponding period in 2023. This increase was primarily attributable to the increase of the CMO provision (refer to Note 12 for further information) and higher personnel expenses related to the voluntary leaver program initiated in March 2024.

3.3 Selling and distribution expenses

Selling and distribution expenses consist of the following:

	Three months ended March 31,
	2023	2024
	EUR k	EUR k
Personnel	(716)	(850)
Amortization and depreciation	—	—
Other	(108)	(105)
Total	(824)	(955)

3.4 Research and development expenses

R&D expenses consists of the following:

	Three months ended March 31,
	2023	2024
	EUR k	EUR k
Materials	(3,489)	(5,561)
Personnel	(11,037)	(9,058)
Amortization and depreciation	(1,725)	(1,840)
Patents and fees to register/protect a legal right	(857)	(4,459)
Third-party services	(4,692)	(4,684)
Maintenance and lease	(1,766)	(2,021)
Other	(684)	(201)
Total	(24,251)	(27,825)

During the three months ended March 31, 2024, research and development expenses increased in comparison to the same period of 2023 due to increased expenses related to the IP litigations.

The decrease in personnel expense quarter over quarter is primarily due to the reimbursement from GSK on the development costs incurred by CureVac related to CV2CoV, or GSK II. Since the first EUR 100,000k on development costs of GSK II was achieved in August 2023, CureVac recognized GSK’s reimbursement on GSK II as an offset against research and development expenses.

As of March 31, 2024, the Group had no development expenditures which met the requirements for capitalization and thus none have been capitalized.

3.5 General and administrative expenses

General and administrative expenses consist of the following:

	Three months ended March 31,
	2023	2024
	EUR k	EUR k
Personnel	(9,098)	(6,171)
Maintenance and lease	(1,301)	(1,044)
Third-party services	(7,002)	(7,619)
Legal and other professional services	(1,629)	(1,501)
Amortization and depreciation	(3,106)	(2,231)
Other	(1,152)	(553)
Total	(23,287)	(19,119)

Personnel expenses decreased due to (i) share-based payment expense was lower compared to prior year period (refer to Note 5 for further details) and (ii) lower workforce in the Board of Management as well as in the corporate service functions.

Others include mainly expenses for D&O insurance and allocations.

3.6 Other operating income

Other operating income consist of the following:

	Three months ended March 31,
	2023	2024
	EUR k	EUR k
Compensation for CMO/Material transfer	1,544	2,848
Cost Reimbursement Claim	—	700
Sale of equipment	308	222
Other	154	362
Total	2,006	4,132

4. Issued Capital and Reserves

According to the Company’s articles of association, the Company’s authorized shares are divided into 386,250,000 common shares and 386,250,000 preferred shares, each having a nominal value of EUR 0.12.

As of March 31, 2024, no preferred shares had been issued and all issued common shares issued and outstanding were fully paid.

The number of shares issued and outstanding developed as follows:

Common shares issued and outstanding at December 31, 2023	223,988,675
At-the-market offering program issuances	—
Share issuances as part of the public offering	—
Share issuances for exercises between Jan to Mar 2024	317,005
Treasury shares	—
Common shares issued and outstanding at March 31, 2024	224,305,680

At-the-market offering

On September 17, 2021, CureVac filed a prospectus for an “at-the-market” (ATM) offering program to raise additional cash of up to USD 600 million. The program was activated in June 2022. Through December 31, 2022, CureVac has issued 6,908,493 shares and raised gross proceeds of USD 69,139k. In the first quarter of 2023, 1,748,218 shares were issued under the ATM program, raising USD 18,023k million in gross proceeds. Offering costs for legal, accounting, printing and registration fees were recognized as reduction to capital reserve against the proceeds from the offering.

Follow-on public offering 2023

In February 2023, the Group completed a follow-on public offering whereby it sold 27,027,028 common shares at a price of USD 9.25 per share. The aggregate proceeds, net of underwriting discounts, received by the Group from these transactions were EUR 219,832k. Additional offering costs for legal, accounting, printing and registration fees of EUR 14,580k were recognized as reduction to capital reserve against the proceeds from the offering.

5. Share-based payments

During the three months ended March 31, 2024 and 2023, the Group recognized share-based payment expenses of EUR 487k and EUR 1,578k, respectively, as follows:

	Three months ended March 31,
	2023	2024
	EUR k	EUR k
Cost of sales	—	(22)
Research and development expenses	152	207
Selling and distribution expenses	41	30
General and administrative expenses	1,330	217
Other operating expenses	55	57
Total	1,578	487

Expense recognized for the equity-settled programs was as follows:

	Three months ended March 31,
Program	2023	2024
	EUR k	EUR k
LTIP Stock Options	975	90
RSU Supervisory Board	55	57
New VSOP	57	—
Prior VSOP	(51)	4
LTIP RSUs	542	336
Total	1,578	487

On March 1, 2022, CureVac granted 130,000 options to the Executive Board. All grants were made under the terms of the new long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. As of March 31, 2024, none of the options were exercised. As the former CEO left the Group, by the end of the three months ended March 31, 2023, all of his remaining unvested awards were subject to accelerated vesting. As of December 31, 2023, none of these options had been exercised.

The expenses recognized for employee services received under the LTIP Stock Options during the three months ended March 31, 2024, is in the amount of EUR 90k (2023: EUR 975k) and is included in general and administrative expenses and selling and distribution expenses.

In 2021, as part of the LTIP program, the Group awarded RSUs (restricted stock units) to senior executives as well as Supervisory Board members. On June 24, 2021, the Group awarded 10,956 RSUs to Supervisory Board members and on December 23, 2021, the Group awarded 63,095 RSUs to the Executive Board and various key employees. Up to March 31, 2024, 66,686 RSUs were settled. The related RSU expense is recorded in the functional cost category to which the award recipient’s costs are classified.

On June 22, 2022, the Group awarded 36,902 RSUs to Supervisory Board members and 188,986 RSUs to the Executive Board and various key employees. On November 30, 2022, the Group awarded further 7,633 RSU awards to key employees who joined the Group during fiscal 2022. The related RSU expense is recorded in the functional cost category to which the award recipient’s costs are classified. Up to March 31, 2024, 159,931 RSUs were settled.

Effective July 1, 2022, CureVac N.V. acquired all shares of Frame Pharmaceuticals B.V., Amsterdam, Netherlands (formerly Frame Pharmaceuticals), now CureVac Netherlands B.V. On July 1, 2022, CureVac awarded 89,655 RSUs to the former Frame employees. The related RSU expense is recorded in the functional cost category to which the award recipients’ costs are classified. Up to March 31, 2024, 29,881 RSUs were settled.

On March 31, 2023, the Group awarded 92,701 RSUs to the Supervisory Board members and 646,914 RSUs to the Executive Board and various key employees. The related RSU expense is recorded in the functional cost category to which the award recipient’s costs are classified. Up to March 31, 2024, 295,390 RSUs were settled.

The expenses recognized for employee services received under the LTIP RSUs during the three months ended March 31, 2024, is in an amount of EUR 336k (2023: EUR 542k) and is included in research and development expenses, general and administrative expenses, selling and distribution expenses and cost of sales. The RSU expense related to Supervisory Board members recognized during the three months ended March 31, 2024, in an amount of EUR 57k (2023: EUR 55k) is included in other operating expenses.

Exercise of options

Under the New VSOP plan, no options were exercised within the three months ended March 31, 2024.

On the third anniversary after IPO i.e., on August 14, 2023, a fourth 10% portion of the (vested) virtual shares became exercisable because certain minimum trading volumes of the CureVac N.V. shares and liquidity levels were again reached. The beneficiaries declared the exercise of their then exercisable 786,746 virtual shares by March 22, 2024, and CureVac received 786,746 shares from the old shareholders on that day. On March 26, 2024, CureVac transferred 786,746 shares to the exercising beneficiaries.

6. Fixed Assets

6.1 Intangible assets

During the three months ended March 31, 2024, the Group acquired intangible assets of EUR 4,078k (three months ended March 31, 2023: EUR 134k). Acquired intangibles mainly related to licenses, software and prepayments made to acquire those.

6.2 Property, plant and equipment

During the three months ended March 31, 2024, the increase in property, plant and equipment was attributable to the purchase of technical equipment and machines and other equipment of EUR 1,284k (March 31, 2023: EUR 3,206k) as well as additional amounts recognized as construction in progress of EUR 2,981k (March 31, 2023: EUR 12,631k) primarily related to the Company-owned GMP IV facility EUR 2,524k.

7. Assets held for sale

In 2022, Management decided to dispose of certain equipment which had been procured for CMO activities (CMO Equipment) but that was no longer planned to be used by the Company. An external service-provider was appointed on June 14, 2022 to organize the sale of the CMO Equipment. The CMO-Equipment identified for sale had a gross book value of EUR 9,130k, as of December 31, 2023, and was written down by EUR 6,711k (with the corresponding expense recognized in cost of sales) to EUR 2,419k, the fair value less anticipated costs to sell. Criteria for the determination of the fair value were defined based on certain sales scenarios considering different sales campaigns. The Company is actively working on selling the remaining equipment and as of March 31, 2024, assets held for sale with a net book value of EUR 523k were sold through an external service provider.

8. Inventories

The inventories include only raw materials and supplies amounting to EUR 26,207k (December 31, 2023: EUR 24,801k), which are recoverable under the Company’s agreements with its collaboration partners. During the three months ended March 31, 2024, the increase in inventory of EUR 1,406k is primarily due to purchase of raw material.

9. Prepaid expenses and other assets (current)

Prepaid expenses and other current assets as of March 31, 2024 amounted to EUR 22,820k (December 31, 2023: 23,763k) and include prepayments for future service agreements and material in the amount of EUR 2,137k (December 31, 2023: EUR 1,075k), deferred charges of EUR 5,558k (December 31, 2023: EUR 5,463k) and receivables of EUR 8,312k (December 31, 2023: EUR 4,344k). As of March 31, 2024, we had tax receivables, mainly VAT refund claims, of EUR 6,813k in other current assets (December 31, 2023: EUR 12,881k).

10. Financial assets and financial liabilities

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments. Cash and cash equivalents compromise cash at banks and term deposits.

Cash and cash equivalents compromise cash at banks and term deposits. There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the three months ended March 31, 2024 and 2023.

11. Trade and other payables

Trade and other payables are all due within one year amounting to EUR 18,457k (December 31, 2023: EUR 48,033k). During the three months ended March 31, 2024, the decrease of EUR 29,576k in trade and other payables was primarily due payments to raw material suppliers for invoices received before December 31, 2023.

12. Other liabilities and provisions

During the three months ended March 31, 2024, the increase of EUR 8,960k in other liabilities and provisions was primarily due to higher provisions partially offset by lower accruals for outstanding invoices.

In May 2024, the Company received the second ruling of its three CMO arbitrations. In 2022, Celonic Deutschland GmbH & Co. KG initiated arbitration proceedings according to the procedural rules of the German Arbitration Institute against the Company, following the termination of the agreement by CureVac after the withdrawal of the EMA dossier of CVnCoV, the Company's first generation SARS COV-2 vaccine candidate. The Company defended against Celonic’s claims in written submission and the oral hearings. In the final award, the arbitration tribunal awarded 65% of Celonic’s claims. The provision related to the Celonic arbitration therefore increased by EUR 17,000k.

13. Income tax

The increase of tax expenses for the three months ended March 31, 2024, was primarily attributable to the deferred tax expense of CureVac Corporate Services GmbH.

Current tax assets of EUR 5,826k (December 31, 2023: 5,201k) consists of withholding tax receivables.

14. Disclosure of financial instruments and management of financial risks

As the Group requires significant liquid funds available for the financing of its research and development activities, during the three months ended March 31, 2024, it has maintained funds as cash and cash equivalents and not in less liquid financial instruments. The Group has distributed the cash amongst several banks and amongst the legal entities in the Group in order to avoid cluster risks.

Refer to note 15 to the consolidated financial statements as of December 31, 2023, for additional information on the Group’s risk management activities. As of March 31, 2024, the Group held cash and cash equivalents of USD 37,602k and CHF 187k, which are exposed to foreign currency exchange risk. The Group intends to settle expenses arising in US dollars using these US dollar funds.

15. Earnings per share

Earnings per share is calculated pursuant to IAS 33 Earnings per Share by dividing the consolidated net loss in CureVac N.V. by the average weighted number of shares outstanding in the fiscal period.

The weighted number of shares outstanding for the three months ended March 31, 2024, was 224,291,745 (March 31, 2023: 211,444,899). This has led to a basic loss per share for the three months ended March 31, 2024 and 2023, of EUR 0.31 and 0.27.

Diluted earnings per share is calculated using CureVac’s weighted-average outstanding common shares including the dilutive effect of share-based payment awards as determined under the treasury stock method. In periods when CureVac has a net loss, share-based payment awards are excluded from the calculation of earnings per share as their inclusion would have an antidilutive effect. Share options and RSUs of 1,413,112 and 1,055,985 as of March 31, 2024, and 2023 respectively, were excluded from the computation of diluted weighted average number of shares because their effect would have been antidilutive.

16. Related party disclosures

Parent and ultimate controlling party

Dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, was the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac between approximately 37-43 % during the last twelve months. dievini is thus the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

Transfer of shares from the former major shareholders

As discussed in Note 5, a fourth 10% portion of the (vested) virtual shares became exercisable on the third anniversary after IPO i.e., on August 14, 2023, because certain minimum trading volumes of the CureVac N.V. shares and liquidity levels were again reached. The beneficiaries declared the exercise of their then exercisable 786,746 virtual shares by March 22, 2024, and CureVac received 786,746 shares from the old shareholders on that day. On March 26, 2024, CureVac transferred 786,746 shares to the exercising beneficiaries.

Key management personnel transactions

Antony Blanc

In addition to his Management Board position at CureVac, Antony also took over the role as Management Director at CureVac Belgium SA. He executed this function by using Clarentis SRL. The amounts invoiced for these function/services are offset/deducted from his base compensation for his function on the Board of Management of CureVac.

As Antony Blanc has left the company as of November 30, 2023, CureVac and Antony Blanc signed a settlement agreement as of September 26, 2023. Under this agreement CureVac incurred cost of EUR 107k for Clarentis SRL entity in 2023. During the three months ended March 31, 2024, CureVac paid EUR 76k under this agreement.

Pierre Kemula

Due to an overpayment to CureVac N.V. of Pierre Kemula for income tax and social security with regards to the exercise of the Prior VSOP award in March 2024, CureVac had a liability of EUR 20k as of March 31, 2024.

Ralf Clemens

In 2023, a consulting agreement between CureVac and GRID EUROPE was executed. GRID EUROPE is a wholly owned consulting company of Ralf Clemens, who was a member of the supervisory board up to September 30, 2023. CureVac paid EUR 23k under this agreement during the three months ended March 31, 2024.

Due to granting restricted stock unit (RSU) in 2023 to Ralf Clemens, CureVac had a receivable position of EUR 16k as of March 31, 2024, for withholding taxes.

Hans Christoph Tanner

Due to granting restricted stock units (RSU) in 2023 to Hans Christoph Tanner, CureVac had a receivable position of EUR 6k as of March 31, 2024, for withholding taxes.

Franz-Werner Haas

Due to the exercise of the Prior VSOP award in March 2024, CureVac had a receivable position of EUR 112k as of March 31, 2024, for the income tax and social security liability.

Indemnification Agreements

The Company’s articles of association require it to indemnify its current and former managing directors and supervisory directors in relation to acts or omissions in the performance of their duties to the fullest extent permitted by law, subject to certain exceptions. We entered into indemnification agreements with all our managing directors and supervisory directors.

17. Subsequent events

In April 2024, the Company entered into a co-development and licensing agreement with The University of Texas MD Anderson Cancer Center (MD Anderson) for the development of novel mRNA-based cancer vaccines. The collaboration creates strong synergies between CureVac’s unique end-to-end capabilities for cancer antigen discovery, mRNA design, and manufacturing and MD Anderson’s expertise in cancer antigen discovery and validation, translational drug development, and clinical research. The collaboration will focus on the development of differentiated cancer vaccine candidates in selected hematological and solid tumor indications with high unmet medical need. Both parties will contribute to the identification of differentiated cancer antigens based on whole genome sequencing, combined with long- and short-read RNA sequencing and cutting-edge bioinformatics followed by joint preclinical validation of the highest-quality cancer antigens and selection of the most promising clinical-lead candidates for conducting initial Phase 1/2 studies in appropriate clinical indications.

In April 2024, the Company announced the start of the Phase 1 part of a combined Phase 1/2 study of an investigational influenza A (H5N1) pre-pandemic vaccine candidate developed in collaboration with GSK. The H5N1 avian influenza virus is considered a potential future pandemic threat, able to cross species from its original bird host to humans. The monovalent vaccine candidate is based on CureVac’s proprietary second-generation mRNA backbone and encodes an influenza A H5-antigen. Avian influenza represents latest program progressing to clinical trials under broad infectious disease collaboration agreement with GSK. This event triggered a further development milestone and CureVac has invoiced an amount of EUR 5,000k to GSK.